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                                                                    Exhibit 99.2


                                                                     [SAP LOGO]
Press
Information

FOR IMMEDIATE RELEASE

SAP ANNOUNCES IMPACT OF ADOPTING U.S. GAAP ON FIRST QUARTER RESULTS

WALLDORF, Germany -- April 21, 1999 -- SAP AG (NYSE: SAP), the world's leading provider of Enterprise Resource Planning software, today announced its results for the first quarter of 1999 in a separate press release. The reported results reflected the following for all future financial reporting periods:

- Adoption of U.S. Generally Accepted Accounting Principles ("U.S. GAAP");
- Change of global reporting currency from the Deutsche Mark to the euro;
- Modification of the income statement reporting format.

"We are pleased with the smooth transition from German GAAP to U.S. GAAP, and the concurrent change to euro reporting. This was done in a remarkably short period of time, thanks to a strong working team and the SAP software systems," said Dieter Matheis, Chief Financial Officer of SAP AG. "These changes will facilitate the comparison of our financial results to others within our industry."

Each of the 1998 quarterly income statements have been restated below.


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QUARTERLY CONSOLIDATED INCOME STATEMENTS

SAP GROUP

(In Mio. EUR)

                                                                                             -
                                 Q1        Q2        Q3        Q4       1998       Q1 1999     Q1 '99 vs '98
                                 --        --        --        --       ----       -------     -------------

   Product revenue               575       726       626       793      2,720           615            7%
       Consulting revenue        209       262       287       364      1,122           343           65%
       Training revenue           92       107       109       104        412           110           19%
   Service revenue               301       369       396       468      1,534           453           50%
   Other revenue                   6        19        25        12         62             8           43%
                                 ---     -----     -----    ------     ------         -----          ----
TOTAL REVENUE                    882     1,114     1,047     1,273      4,316         1,076           22%
                                 ---     -----     -----    ------     ------         -----          ----

   Cost of product               -77       -79       -89      -124       -369           -96           25%
   Cost of service              -263      -305      -312      -376     -1,256          -389           48%
   Research and development     -108      -152      -143      -170       -573          -138           28%
   Sales and marketing          -204      -265      -245      -251       -965          -225           10%
   General and administration    -48       -53       -53       -54       -208           -42          -12%
   Other income/expenses, net    -12        -4        -3       -25        -44           -12            0%
                                ----     -----     -----    ------     ------         -----          ----
TOTAL OPERATING EXPENSE         -712      -858      -845    -1,000     -3,415          -902           27%
                                ----     -----     -----    ------     ------         -----          ----

OPERATING INCOME                 170       256       202       273        901           174            2%

Other non-operating income/
expenses, net                      0         7        16        -7         16            -6            -
Finance income, net                3         5         3         3         14             4           20%
                                ----     -----     -----    ------     ------         -----          ----
INCOME BEFORE INCOME TAXES       173       268       221       269        931           172           -1%
                                ----     -----     -----    ------     ------         -----          ----

Income taxes                     -75      -116       -96      -117       -404           -74           -1%
                                ----     -----     -----    ------     ------         -----          ----
NET INCOME                        98       152       125       152        527            98            0%
                                ----     -----     -----    ------     ------         -----          ----

REVENUE BY REGIONS (IN EUR MILLIONS)


REVENUE                        Q1 1999          Q1 1998         CHANGE %
-------                        -------          -------         --------

EMEA                               529              390               36
Americas                           448              394               14
APA                                 99               99                0
Group                            1,076              882               22



REVENUE                           Q1           Q2           Q3           Q4            1998
-------                           --           --           --           --            ----

EMEA                             390          531          448          553           1,921
Americas                         394          478          516          609           1,998
APA                               99          105           83          111             397
Total Group                      882        1,114        1,047        1,273           4,316



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REVENUE DEFERRALS

In accordance with U.S. GAAP ("SOP 97-2") software revenue recognition, certain license revenues are required to be deferred either because of extended payment terms, phased maintenance rates and/or maintenance rates which vary from standard conditions.

In the first quarter of 1999, SOP 97-2 had a positive impact of approximately EUR 40 million on product revenues, due to less revenue requiring deferral because of changes in maintenance commencement dates, shorter payment terms and increased revenue from existing customers who are currently at the standard maintenance rates.

On a full year basis, considering the overall seasonality of revenue, the Company does not expect a significant difference between U.S. and German GAAP.

ACCOUNTING FOR HEDGING GAINS/LOSSES

During the first quarter of 1999, the Company also adopted SFAS 133, "Accounting for Derivative Instruments and for Hedging Activities", prospectively. In accordance with SFAS 133, approximately EUR 18 million of net unrealized foreign currency losses relating to hedging activities were charged to shareholders' equity. Prior to the adoption of SFAS 133, such losses would have been charged to earnings and accordingly were included in management's initial pretax profit projections. Management does not believe that the adoption of SFAS 133 will have a material impact on annual results.

STAR REVERSAL

Due to a decline in value of the SAP AG preference share price, amounts previously accrued for the Company's STAR program (stock appreciation rights) were reversed during the first quarter of 1999 which had the effect of increasing pretax profit by approximately EUR 15.5 million as adjusted for U.S. GAAP in 1998. During the second quarter of 1999, concurrent with the end of the 1998 program, the Company once again issued STAR grants to its worldwide employee base. Accordingly, accruals may be recorded during the year that would reduce income for the period.

                                      ###

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe", "expect" and "project" as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the Securities and Exchange Commissions (the "SEC"), including its most recently filed Form 20-F and Form F-1, as filed with the SEC on June 22, 1998, and the Company's Form 20-F for 1998 that is expected to be filed with the SEC in April 1999.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol "SAP". SAP is a component of the DAX, the index of 30 German blue chip companies. Additional information is available on SAP AG's home page: http://www.sap.com.


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For more information, please contact:

John Milana, SAP America, 610-355-4054
Joel Bernstein, SAP AG, 011-49-6227-74-7050
Jim Prout, Taylor Rafferty, 212-889-4350